Filed Pursuant To Rule 433

Registration No. 333-209926

December 1, 2016

Why Are Gold ETFs Floundering After Trump’s Election?

By Debbie Carlson

Posted to http://www.fa-mag.com/etf-advisor

November 30, 2016

Since bond yields are rising on expectations of deficit spending by the incoming Trump administration and the potential for higher inflation, it’s natural to think gold prices would be off to the races.

After all, inflation is gold’s favorite food, and despite several years of ultra-loose monetary policy by global central banks, the yellow metal has starved. Now with Donald Trump’s promises of unspecified corporate tax cuts and $1 trillion of unknown infrastructure projects, the wider market is thinking inflation may finally arrive. Yet gold prices are trading at their lowest levels since February, hovering under $1,200 an ounce. Prices remain up about 11 percent on the year, but are down about 14 percent from this year’s high.

Sean Lusk, director of the commercial hedging division for Walsh Trading, says when prices briefly spiked to $1,338 on election night and then quickly fell, sellers appeared in the futures market. Well-known investors such as George Soros and Stanley Druckenmiller dumped gold in the exchange-traded fund space, also hammering prices.

Maxwell Gold, director of investment strategy for ETF Securities, says their research shows gold-based ETFs globally saw outflows of about 100 metric tons in the past three weeks. They estimate total global gold ETF holdings are at 1,893 tons as of Friday, down from the high of 1,985 tons in August, but up from about 1,400 tons as of January 1.

ETFdb.com lists 16 gold-based ETFs and exchange-traded notes. State Street Global’s SPDR Gold Trust (GLD) is the biggest, with about $33.7 billion in assets under management and holds 885.04 tons. GLD saw 64.65 tons of outflows since November 7 alone.

So why has gold lost its luster among investors and why isn’t the metal up on inflation fears? Lusk and ETF Securities’ Gold say a stronger dollar and expectations for a Federal Reserve interest rate hike are keeping the yellow metal anchored at multi-month lows.

Precious metals have a negative correlation with real interest rates, which is why they fall when rates rise, ETF Securities’ Gold says. The metal has no yield, so there’s an opportunity cost to hold it when interest rates are higher. Also, gold is denominated in dollars, so when the greenback is higher, generally gold values soften.

Josh Crumb, chief strategy officer at GoldMoney, a gold-based savings firm, says the metal’s gains earlier this year came from the push to negative interest rates by the Bank of Japan and the European Central Bank. But as investors focused on the dollar’s strength and the unknowns of a new president, it’s created a lot of contradictory pricing in markets.

Investors are focusing more on the economic growth that might come from deregulation and infrastructure spending, which is another reason why gold is under pressure and stocks are higher, he says.

Lusk agrees. “Money is flowing to stocks. But the proof will be in the pudding for growth. We need to see higher GDP (gross domestic product) and higher retail sales,” he says.

Alan Bush, senior financial economists at ADM Investor Services, says bonds are looking further ahead to likely inflation, and gold should, too.

“Bond prices are acting as they should with a stronger dollar and tighter credit. But they’re also seeing inflation. The gold market is myopically focused on the stronger dollar and tighter credit and isn’t looking ahead. If inflation accelerates, it will dominate all other factors, including higher interest rates and a stronger dollar,” Bush says.

George Milling-Stanley, head of gold strategy at State Street Global Advisors, cautions reading too much into any market moves during periods of uncertainty like the British vote to exit the European Union earlier this year and the U.S. presidential election, saying events like these are unhelpful trading “noise” for investors.

Even though it’s been three weeks, he says the “noise” around the election has not died down and “I don’t think it will for a while yet.”

The gold-market watchers note similarities between the metal’s behavior now and from November 2015, when markets were gearing up for a Fed rate hike in December. At that time, gold dipped to around $1,050, its lowest level in five years, before rallying in 2016.

Milling-Stanley and Lusk said a key for gold will be Fed Chair Janet Yellen’s statement after the Fed’s December meeting. Hawkish statements might keep gold prices under pressure, Lusk says.

“It will be the first time they’ll have an opportunity to comment on their posture in the face of president-elect Trump. I think the language will be important, but what I’m expecting is the Fed will stick to its course for the last few years, which is to be very, very gradual and very cautious when raising rates and to be driven by actual data rather than people’s expectation of where interest rates might go depending on what Mr. Trump actually does,” Milling-Stanley says.

SPDR® GOLD TRUST has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the Trust and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the Trust or any Authorized Participant will arrange to send you the prospectus if you request it by calling toll free at 1-866-320-4053 or contacting State Street Global Markets, LLC, One Lincoln Street, Attn: SPDR® Gold Shares, 30th Floor, Boston, MA 02111.